Filed Pursuant to Rule 424(B)(3)

Registration No. 333-49433

Prospectus Supplement

(to prospectus dated November 19, 2003)

[LOGO APPEARS HERE]

Prentiss Properties Trust

3890 W. Northwest Highway, Suite 400

Dallas, Texas 75220

(214) 654-0886

3,000,000 Common Shares of Beneficial Interest

This prospectus supplement supplements the prospectus dated November 19, 2003 relating to our issuance and sale of up to 3,000,000 common shares of beneficial interest from time to time through Brinson Patrick Securities Corporation. Through the date of this prospectus supplement, 1,874,300 shares have been sold pursuant to a sales agreement, dated June 10, 2002, between us and the sales manager, the form of which was attached as an exhibit to the registration statement of which this prospectus supplement is a part. The sales agreement between us and Brinson Patrick Securities Corporation was amended as of May 5, 2004 and a copy of such amendment is attached as an exhibit to our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2004.

Our common shares trade on the New York Stock Exchange under the Symbol “PP.” Sales of our common shares under this prospectus supplement, if any, will be made through ordinary brokerage transactions through the facilities of the New York Stock Exchange at prevailing market prices. These sales will be made by the sales manager on a best efforts basis. On May 7, 2004, the last reported sale price of our common shares was $30.19 per share.

The sales agreement, dated as of June 10, 2002, provided that the compensation to the sales manager for sales of our common shares was fixed at a commission rate of 2% of the gross sales price of the common shares sold. The amendment to the sales agreement, dated as of May 5, 2004, provides that the compensation to the sales manager for sales of our common shares shall be at a fixed commission rate of 2% of the gross sales price per common share sold for the first 2,000,000 common shares sold, and 1.5% of the gross sales price per common share sold for the remaining 1,000,000 common shares sold. In connection with the sale of common shares on our behalf, the sales manager will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the sales manager may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales manager against liabilities, including liabilities under the Securities Act.

Investing in our common shares involves risks. See the sections entitled “Risk Factors” in the documents we filed with the Securities and Exchange Commission that are incorporated by reference in this prospectus supplement for risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2004